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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934
(Amendment No. 7)*

Digene Corporation
(Name of Issuer)
Common Stock
(Title of Class of Securities)
253752 10 9
(CUSIP Number)
December 31, 2006
(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

     ☑ Rule 13d-1(b)

     ☐ Rule 13d-1(c)

     ☐ Rule 13d-1(d)

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No.	253752 10 9	Page	2	of	8

1	NAMES OF REPORTING PERSONS: Armonk Partners

	I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY):
	06 1305405

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS):
	(a) ☐
	(b) ☐

3	SEC USE ONLY:

4	CITIZENSHIP OR PLACE OF ORGANIZATION:

	Connecticut

	5	SOLE VOTING POWER:

NUMBER OF		847,158

SHARES	6	SHARED VOTING POWER:
BENEFICIALLY
OWNED BY		0

EACH	7	SOLE DISPOSITIVE POWER:
REPORTING
PERSON		847,158

WITH:	8	SHARED DISPOSITIVE POWER:

		0

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON:

	847,158

10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS):

	☐

11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9):

	3.5%

12	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS):

	PN

2

CUSIP No.	253752 10 9	Page	3	of	8

1	NAMES OF REPORTING PERSONS: Evan Jones

	I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY):

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS):
	(a) ☐
	(b) ☐

3	SEC USE ONLY:

4	CITIZENSHIP OR PLACE OF ORGANIZATION:

	United States

	5	SOLE VOTING POWER:

NUMBER OF		324,701

SHARES	6	SHARED VOTING POWER:
BENEFICIALLY
OWNED BY		847,158

EACH	7	SOLE DISPOSITIVE POWER:
REPORTING
PERSON		324,701

WITH:	8	SHARED DISPOSITIVE POWER:

		847,158

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON:

	1,171,859

10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS):

	☐

11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9):

	4.9%

12	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS):

	IN

3

CUSIP No.	253752 10 9	Page	4	of	8

1	NAMES OF REPORTING PERSONS: Charles M. Fleischman

	I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY):

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS):
	(a) ☐
	(b) ☐

3	SEC USE ONLY:

4	CITIZENSHIP OR PLACE OF ORGANIZATION:

	United States

	5	SOLE VOTING POWER:

NUMBER OF		282,280

SHARES	6	SHARED VOTING POWER:
BENEFICIALLY
OWNED BY		847,158

EACH	7	SOLE DISPOSITIVE POWER:
REPORTING
PERSON		282,280

WITH:	8	SHARED DISPOSITIVE POWER:

		847,158

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON:

	1,129,438

10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS):

	☐

11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9):

	4.7%

12	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS):

	IN

4

Item 1.
(a)	Name of issuer:

Digene Corporation

(b)	Address of issuer’s principal executive offices:

1201 Clopper Road Gaithersburg, Maryland 20878
Item 2.
(a)	Name of Person Filing:

This Schedule 13G, Amendment No. 7 is being filed by (i) Armonk Partners, (ii) Evan Jones, a managing partner of Armonk Partners and (iii) Charles M. Fleischman, a managing partner of Armonk Partners.

(b)	Address of Principal Business Office:

The principal business office for Armonk Partners, Evan Jones and Charles M. Fleischman is 11009 Cripplegate Road, Potomac, Maryland, 20854.

(c)	Citizenship:

Armonk Partners is a Connecticut partnership. Messrs. Jones and Fleischman are citizens of the United States.

(d)	Title of Class of Securities:

Common Stock

(e)	CUSIP Number

253752 10 9

Item 4. Ownership.
BY ARMONK PARTNERS:

(a)	Amount beneficially owned at December 31, 2006:		847,158	*/****
(b)	Percent of class:		3.5%
(c)	Number of shares as to which such person has:
	(i)	Sole power to vote or to direct the vote:	847,158
	(ii)	Shared power to vote or to direct the vote:	0
	(iii)	Sole power to dispose or to direct the disposition of:	847,158
	(iv)	Shared power to dispose or to direct the disposition of:	0

BY EVAN JONES:

(a)	Amount beneficially owned at December 31, 2006:		1,171,859	**/****
(b)	Percent of class:		4.9%
(c)	Number of shares as to which such person has:
	(i)	Sole power to vote or to direct the vote:	324,701
	(ii)	Shared power to vote or to direct the vote:	847,158	*
	(iii)	Sole power to dispose or to direct the disposition of:	324,701
	(iv)	Shared power to dispose or to direct the disposition of:	847,158	*

BY CHARLES M. FLEISCHMAN:

(a)	Amount beneficially owned at December 31, 2006:		1,129,438	***
(b)	Percent of class:		4.7%
(c)	Number of shares as to which such person has:
	(i)	Sole power to vote or to direct the vote:	282,280
	(ii)	Shared power to vote or to direct the vote:	847,158	*
	(iii)	Sole power to dispose or to direct the disposition of:	282,280
	(iv)	Shared power to dispose or to direct the disposition of:	847,158	*

*	As the managing partners of Armonk Partners, Evan Jones and Charles M. Fleischman share voting and investment power over these shares.

**	Consists of: (1) 13,539 shares owned directly by Mr. Jones; (2) 847,158 shares owned by Armonk Partners as to which Mr. Jones shares voting and investment power as a managing partner; and (3) 311,162 shares issuable upon the exercise of stock options.

***	Consists of: (1) 15,183 shares owned directly by Mr. Fleischman; (2) 847,158 shares owned by Armonk Partners as to which Mr. Fleischman shares voting and investment power as a managing partner; (3) 16,672 shares held in trust for Mr. Fleischman’s minor children as to which Mr. Fleischman disclaims beneficial ownership; and (4) 250,425 shares issuable upon the exercise of stock options.

****	During 2006, Armonk Partners sold an aggregate of 1,393,501 shares of common stock of the issuer in open market transactions and Mr. Jones sold an aggregate of 115,599 shares of common stock of the issuer in open market transactions, each under a trading plan intended to meet the requirements of Rule 10b5-1(c) promulgated under the Securities Exchange Act of 1934.

Item 5. Ownership of Five Percent or Less of a Class
     If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following [ X ].

SIGNATURES
     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Statement on Schedule 13G, Amendment No. 7 is true, complete and correct.
Dated: February 13, 2007

ARMONK PARTNERS
/s/ Evan Jones
By: Evan Jones
Title:	Managing Partner

/s/ Charles M. Fleischman
By: Charles M. Fleischman
Title:	Managing Partner

/s/ Evan Jones
Evan Jones

/s/ Charles M. Fleischman
Charles M. Fleischman